Exhibit 6.11

MONOGRAM ORTHOPAEDICS INC.

November 15, 2018

To: Ronald W. Lennox

Re: Maturity Date Extension

Dear Ron,

Reference is made to the Convertible Promissory Notes shown in the Appendix I below and dated on or about May 8, 2017 and with the October 24, 2017 amendment, issued by Monogram Orthopaedics, Inc. (the "Company") to you in the aggregate principal amount of $76,000 (the "Note"). By your signature below, you and the Company hereby agree that the Maturity Date of the Note is hereby extended to December 31, 2019.

Please confirm your agreement with the foregoing by signing a copy of this letter in the space provided below and returning a copy to me at sexson@monogramorthopaedics.com. Please do not hesitate to contact me with any questions.

Sincerely,

Monogram Orthopaedics, Inc.

By:
Name:
Title:

Ronald W. Lennox

Appendix I: Notes